Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 30, 2017

Relating to Preliminary Prospectus Supplement dated March 30, 2017

Registration No. 333-207309

CalAtlantic Group, Inc.

Issuer:		CalAtlantic Group, Inc.
Security Description:		5.875% Senior Notes due 2024 (“2024 Notes”) and 5.250% Senior Notes due 2026 (“2026 Notes”)
Distribution:		SEC Registered
Face:	2024 Notes	$125,000,000
	2026 Notes	$100,000,000
Gross Proceeds:	2024 Notes	$130,625,000
	2026 Notes	$98,500,000
Net Proceeds to Issuer (before expenses):	2024 Notes	$130,000,000
	2026 Notes	$98,000,000
Coupon:	2024 Notes	5.875%
	2026 Notes	5.250%
Maturity:	2024 Notes	November 15, 2024
	2026 Notes	June 1, 2026
Offering Price:	2024 Notes	104.500%, plus accrued interest from November 15, 2016
	2026 Notes	98.500%, plus accrued interest from December 1, 2016
Yield to Maturity:	2024 Notes	5.152%
	2026 Notes	5.459%
Spread to Treasury:	2024 Notes	+273.6 bps
	2026 Notes	+304.3 bps
Benchmark:	2024 Notes	UST 2.250% due February 15, 2027
	2026 Notes	UST 2.250% due February 15, 2027
Interest Payment Dates:	2024 Notes	May 15 and November 15
	2026 Notes	June 1 and December 1
Beginning:	2024 Notes	May 15, 2017
	2026 Notes	June 1, 2017
Optional Redemption:	2024 Notes	Makewhole call @ T+50 bps; par call beginning May 15, 2024
	2026 Notes	Makewhole call @ T+50 bps; par call beginning December 1, 2025
Change of Control Triggering Event:	2024 Notes	Put @ 101% of principal plus accrued interest
	2026 Notes	Put @ 101% of principal plus accrued interest
Trade Date:		March 30, 2017
Settlement Date:		April 4, 2017
CUSIP:	2024 Notes	85375CBE0
	2026 Notes	128195AN4
ISIN:	2024 Notes	US85375CBE03
	2026 Notes	US128195AN49
Denominations:		2,000x1,000
Sole Bookrunning Manager:		Mizuho Securities USA Inc.

Terms used but not defined herein shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

DEBT AND CASH: As a result of the increase in the size of the transaction, the following financial items will be reflected under the headings “Summary” and “Risk factors” of the Prospectus Supplement:

At December 31, 2016, on an as adjusted basis to give effect to the offering and the use of proceeds therefrom as described under the headings “Use of proceeds” and “Capitalization” of the Prospectus Supplement:

•	the principal amount of our homebuilding debt would have been $3,419.6 million (including the notes, but excluding indebtedness relating to our mortgage banking operation and letter of credit facilities of our Unrestricted Subsidiaries, as defined under “Description of 2024 notes-Certain Definitions,” with respect to the 2024 notes and “Description of 2026 notes-Certain Definitions,” with respect to the 2026 notes);

•	we and the subsidiary guarantors would have had $3,754.5 million in principal amount of debt outstanding (which is comprised of the homebuilding debt (including the notes) described above and $334.9 million of intercompany indebtedness to our subsidiaries that are not subsidiary guarantors), all of which is unsecured and would rank equally with the notes;

•	we would have had $637.9 million of borrowing availability under our revolving credit facility;

•	the maximum aggregate amount of indebtedness under our indentures and senior credit facilities that we could be required to repurchase or repay upon:

•	a change of control triggering event was approximately $2,676.5 million, and

•	a change of control without a ratings decrease event (and therefore without a requirement to purchase the notes offered hereby) was approximately $745.5 million;

CAPITALIZATION: As a result of the increase in the size of the transaction, the table set forth under the heading “Capitalization” on page S-21 of the Prospectus Supplement will read:

	As of December 31, 2016
(Dollars in thousands) (unaudited)	Actual	As adjusted
Cash and equivalents(l)	$219,407	$216,807	(2)

Debt(3)(4):
Revolving credit facility(5)	$—	$—
Secured project debt and other notes payable	27,579	27,579
8 2⁄5% Senior Notes due May 2017	235,175	—
8 3⁄8% Senior Notes due May 2018	574,501	574,501
1 5⁄8% Convertible Senior Notes due May 2018	220,236	220,236
1⁄4% Convertible Senior Notes due June 2019	253,777	253,777
6 5⁄8% Senior Notes due May 2020	319,909	319,909
8 3⁄8% Senior Notes due January 2021	395,246	395,246
6 1⁄4% Senior Notes due December 2021	297,623	297,623
5 3⁄8% Senior Notes due October 2022	249,230	249,230
5 7⁄8% Senior Notes due November 2024	296,982	426,682
5 1⁄4% Senior Notes due June 2026	297,483	395,183
1 1⁄4% Convertible Senior Notes due August 2032	252,046	252,046

Total debt	3,419,787	3,412,012

Stockholders’ Equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized; none issued and outstanding at December 31, 2016	—	—
Common stock, $0.01 par value; 600,000,000 shares authorized; 114,429,297 shares issued and outstanding at December 31, 2016(6)	1,144	1,144
Additional paid-in capital	3,204,835	3,204,835
Accumulated earnings	1,001,779	1,001,779
Accumulated other comprehensive income, net of tax	(172)	(172)

Total stockholders’ equity	4,207,586	4,207,586

Total capitalization	$7,627,373	$7,619,598

(1)	Includes $28.3 million of restricted cash and excludes $38.8 million of cash and cash equivalents related to our financial services subsidiary.
(2)	Excludes the accrued interest components of the proceeds from the offering of the notes.
(3)	Excludes $247.4 million of debt related to our financial services subsidiary.
(4)	The carrying amount of our senior notes are net of debt issuance costs and any discounts or premiums that are amortized to interest costs over the respective terms of the notes. See “Description of other indebtedness—Senior Notes” for the principal amounts of our outstanding senior notes.
(5)	As of December 31, 2016, we were party to a $750 million unsecured revolving credit facility. As of December 31, 2016, we had no borrowings outstanding under the facility and had outstanding letters of credit issued under the facility totaling $112.1 million, leaving $637.9 million available under the facility to be drawn. As of March 29, 2017, we had no borrowings outstanding under the facility.
(6)	Excludes 4.7 million shares of common stock reserved for issuance upon exercise of outstanding share-based awards.

USE OF PROCEEDS: As a result of the increase in the size of the transaction, the language set forth in the first paragraph under the heading “Use of proceeds” on page S-20 of the Preliminary Prospectus Supplement will read:

We estimate that the net proceeds to us from the sale of the notes offered hereby will be approximately $227.4 million (net of underwriting discounts and commissions and fees and expenses of the offering). We intend to use the net proceeds of this offering to repay or repurchase our 8 2/5% Senior Notes due May 2017. As of December 31, 2016, we had $230 million principal amount of our 8 2/5% Senior Notes due May 2017 outstanding.

This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the notes or the offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The 2024 Notes and 2026 Notes are offered as a reopening of two series of previously issued notes, as described in the Preliminary Prospectus Supplement. The 2024 Notes and 2026 Notes will have the same terms as, and will be fungible with, the applicable notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued.

CalAtlantic Group, Inc. has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the preliminary prospectus supplement) in that registration statement and other documents CalAtlantic Group, Inc. has filed with the SEC for more complete information about CalAtlantic Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from your sales representative Mizuho Securities USA Inc., 320 Park Avenue – 12th Floor, New York, New York 10022; telephone 1-866-271-7403.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.